082-03430

SUPPL

09045850

TIOMIN RESOURCES INC.

RECEIVED

2009 APR 13 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release (TSX: TIO)

TIOMIN AND FREEGOLD RESTRUCTURE BRIDGE LOAN & TIOMIN NOTES NORTH AMERICAN PALLADIUM – CADISCOR TRANSACTION

TORONTO – April 1, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) announced today that Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) ('Freegold') was not able to pay the US$61,750 loan extension fee due March 31, 2009. Freegold has reached an agreement with its senior bridge loan lender and Tiomin for a further restructuring that provides an additional US $200,000 of funding to Freegold. This additional advance is being provided by the senior bridge loan lender and will be used to fund upcoming property payments, critical audit, regulatory and filing fees, as well as allow the company to continue to seek alternatives to its funding difficulties as further described in the Freegold's March 20, 2009 news release.

This restructuring also suspends the monthly payment of interest to the two bridge loan lenders that was to have commenced on April 1, 2009, and the payment of a 3% extension fee that had been due on March 31, 2009. Under the revised documents, these interest and extension fee payments are being capitalized and added to the principal amounts due on the July 15, 2009 maturity date. Under this restructuring, and following this additional loan advance from the senior bridge loan lender, the amounts that will be due to the senior bridge lender and Tiomin on July 15, 2009 are US $2.78 million and US $2.25 million respectively. As consideration for the above, the senior bridge loan lender will be receiving cash fees of $35,000 along with 1 million common shares of the Company and 500,000 warrants to purchase common stock of the Company for a two year period at a price of C $0.14/share. The foregoing is subject to regulatory approval.

Separately, Tiomin notes that North American Palladium Ltd. ("NAP") (TSX:PDL)(NYSE Alternext US:PAL) (NYSE Amex:PAL.A) and Cadiscor Resources Inc. ("Cadiscor") (TSX VENTURE:CAO) announced that they have entered into a definitive agreement pursuant to which NAP will acquire by way of a plan of arrangement all of the outstanding common shares of Cadiscor in an all-share transaction, whereby Cadiscor shareholders will receive 0.33 common shares of NAP for each common share of Cadiscor (the "Exchange Ratio"). Based on the closing price of NAP's common shares on the TSX of $1.78 on March 31, 2009, the Exchange Ratio implies a value for each Cadiscor share of $0.59 and represents a premium of 47% to the closing price of Cadiscor's shares on March 31, 2009, and a premium of 75% to the 20-day volume weighted average trading price of Cadiscor's shares for the period ended March 31, 2009.

Bob Jackson, President and CEO of Tiomin said "We congratulate Cadiscor on this transaction. Barely more than a month ago, Tiomin's board entered into an agreement with Cadiscor at almost half this $0.59 share price, which entirely vindicates the decision. Sadly, we terminated the deal because of uncertainties created by an announcement by Jaguar Financial Corp., which ironically would have seen the value of its investment in Tiomin appreciate substantially. The shareholders of Tiomin should think very hard about this series of events, the lost opportunity and whose interests have actually been served here. It is a tragic opportunity cost for all Tiomin's shareholders".

About Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4)
Freegold is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers. Freegold is currently exploring advanced-stage gold projects in Idaho and Alaska. More details regarding these projects can be obtained by reviewing its website, www.freegoldventures.com, and reviewing its recent press releases.

dlw 4/14

About Tiomin Resources Inc.

Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 18.7% of Tiomin.

Tiomin has four main assets:

1) approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration focused on sub-Saharan Africa.

Tiomin's share price currently only reflects the value of its working capital position and it receives no value for its other assets in Peru or Kenya. Tiomin has an outstanding memorandum of understanding with Jinchuan whereby Jinchuan would acquire 70% of Tiomin Kenya Limited ('TKL') a wholly owned subsidiary of Tiomin that owns 100% of the Kwale titanium project, for US$25 million invested into TKL and a commitment to finance and build the project, 70%.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN RECEIVES NOTICE FROM JAGUAR OF ITS INTENT TO COMMENCE LEGAL ACTION

TORONTO – April 2, 2009: - Tiomin Resources Inc. ("Tiomin" or the "Company") announced today that the Company received notice from Jaguar Financial Corporation of Jaguar's intention to commence a court application for leave to file a derivative legal proceeding in the Company's name under the Canada Business Corporations Act against the current directors, a former director and third parties.

The Company is in the process of considering the issues raised in the proposed court action.

About Tiomin Resources Inc.
Tiomin is enhancing shareholder value by the acquisition, exploration and development of industrial mineral, precious and base metal projects. Jinchuan, one of China's largest mining companies, owns approximately 18.7% of Tiomin.

Tiomin has four main assets:

1) approximately $17.3 million of working capital (after the Feb. 20th Kivu Gold Corp. investment);
2) 49% interest in the Pukaqaqa copper and gold project in Peru;
3) 100% interest in the Kwale titanium project in Kenya; and
4) 33.5% interest in Kivu Gold Corporation, a mineral exploration focused on sub-Saharan Africa.

Tiomin's share price currently only reflects the value of its working capital position and it receives no value for its other assets in Peru or Kenya. Tiomin has an outstanding memorandum of understanding with Jinchuan whereby Jinchuan would acquire 70% of Tiomin Kenya Limited ('TKL') a wholly owned subsidiary of Tiomin that owns 100% of the Kwale titanium project, for US$25 million invested into TKL and a commitment to finance and build the project, 70%.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231